As filed with the U.S. Securities and Exchange Commission on December 18, 2017

Registration No. 333-221208

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 2

TO

FORM F-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METRO INC.

(Exact name of registrant as specified in its charter)

Québec	5411	98-0540879
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

11011 Maurice-Duplessis Boulevard

Montréal, Québec, Canada H1C 1V6

(514) 643-1000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, NY 10011

(212) 894-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Simon Rivet METRO Inc. 7151, Jean-Talon E., 3rd Floor Montréal, Québec H1M 3N8 1 (514) 356-5823	Christopher Hilbert Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019-6022 (212) 318-3388	Paul Raymond Norton Rose Fulbright Canada LLP 1, Place Ville Marie, Bureau 2500 Montréal, Québec, Canada H3B 1R1 1 (514) 847-4479

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 amends the registration statement on Form F-8 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 30, 2017 (File No. 333-221208) (the “Registration Statement”) to include the Registrant’s:

a)	Management proxy circular attached to the notice of 2018 annual general meeting of shareholders dated December 11, 2017, prepared in connection with Registrant’s annual general meeting of shareholders to be held on January 30, 2018;

b)	Annual Report filed with securities commissions or similar authorities in Canada on December 15, 2017, containing, amongst other things the management’s discussion and analysis of Registrant for the year ended September 30, 2017 and the audited annual consolidated financial statements of Registrant, together with the notes thereto and the auditor’s report thereon, for the years ended on September 30, 2017 and September 24, 2016; and

c)	Annual Information Form, dated December 11, 2017, for the year ended September 30, 2017.

The Registrant has filed each of the above referenced documents in its home jurisdiction and each is incorporated by reference into the Information Circular (as defined below).

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1. Home Jurisdiction Document.

Notice of Special Meeting of Shareholders and Management Information Circular, dated October 26, 2017 (the “Information Circular”) which was previously filed with the Registrant’s Form F-8 (Commission File No. 333-221208) filed with the Commission on October 30, 2017.

2. Informational Legends.

See page 2 of the Information Circular.

3. Incorporation of Certain Information by Reference.

Information has been incorporated by reference in the Information Circular from documents filed with securities commissions or similar authorities in Canada. As required by this Item, the Information Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at 7151, Jean-Talon E., 3rd Floor, Montréal, Québec H1M 3N8, or by telephone at (514) 356-5823.

4. List of Documents Filed with the Commission.

See the section “U.S. Securities Law Matters” in the Information Circular. References to web addresses in the Information Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Information Circular, information on these websites is not part of the Information Circular or part of this registration statement.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under Section 159 of the Business Corporations Act (Québec) (the “QBCA”), a corporation must indemnify a present or former director or officer of the corporation, a mandatary or any other person who acts or acted at the corporation’s request as a director or officer of another group against all costs, charges and expenses reasonably incurred in the exercise of their functions, including an amount paid to settle an action or satisfy a judgment, or arising from any investigative or other proceeding in which the person is involved if (i) the person acted with honesty and loyalty in the interest of the corporation or, as the case may be, in the interest of the other group for which the person acted as director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his or her conduct was lawful. The corporation must also advance moneys to such person for the costs, charges and expenses of any such proceeding. Notwithstanding the foregoing, pursuant to Section 160 of the QBCA, in the event that a court or any other competent authority judges that the conditions in (i) and (ii) above are not fulfilled, the corporation may not indemnify the person and the person must repay to the corporation any moneys advanced. Furthermore, the corporation may not indemnify a person if the court determines that the person has committed an intentional or gross fault. In such case, the person must repay to the corporation any moneys advanced. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the QBCA, a corporation may purchase and maintain insurance for the benefit of its directors, officers and other mandataries against any liability incurred by them in their capacity as a director, officer or other mandatary of the corporation, or in their capacity as a director, officer or other mandatary of another group, if they act or acted in such capacity at the corporation’s request.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the QBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

2. Consent to Service of Process

On October 30, 2017, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X (Commission File No. 333-221208). Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to such Form F-X referencing the file number of this registration statement.

Exhibit Index

Number	Description

1.1*	Management Information Circular, dated October 26, 2017 (included in Part I of this registration statement).

1.2*	Letter To Shareholders, dated October 26, 2017 (included in Part I of this registration statement).

1.3*	Notice of Special Meeting of Shareholders, dated October 26, 2017 (included in Part I of this registration statement).

1.4*	Form of Proxy accompanying the Information Circular.

1.5*	Letter of Transmittal and Election Form.

1.6*	Letter of Transmittal and Election Form for Qualifying Holdco Shareholders who have elected the Holdco Alternative.

1.7*	Fairness Opinion of National Bank Financial Inc. (included as Appendix D to the Information Circular included in Part I of this registration statement).

1.8*	Fairness Opinion of TD Securities Inc. (included as Appendix E to the Information Circular included in Part I of this registration statement).

1.9*	Amalgamation Resolution (included as Appendix A to the Information Circular included in Part I of this registration statement).

2.1*	Combination Agreement, dated October 2, 2017, between METRO Inc. and The Jean Coutu Group (PJC) Inc. (included as Appendix B to the Information Circular included in Part I of this registration statement and filed with the Securities and Exchange Commission on October 10, 2017, primary filing number 333-120787).

2.2*	Form of Amalgamation Agreement (included as Appendix C to the Information Circular included in Part I of this registration statement).

3.1*	The unaudited interim condensed consolidated financial statements of The Jean Coutu Group (PJC) Inc. for the 13 and 26-week periods ended September 2, 2017, and related notes, together with the management’s discussion and analysis therewith.

3.2*	The material change report of The Jean Coutu Group (PJC) Inc. dated October 6, 2017, relating to the Amalgamation.

3.3*	The material change report of The Jean Coutu Group (PJC) Inc. dated April 27, 2017, relating to the receipt by The Jean Coutu Group (PJC) Inc. of the TSX’s regulatory approval for the launch of The Jean Coutu Group (PJC) Inc.’s normal course issuer bid.

3.4*	The management proxy circular of The Jean Coutu Group (PJC) Inc. dated April 26, 2017, distributed in connection with the annual general meeting of Shareholders held on July 11, 2017.

3.5*	The annual information form of The Jean Coutu Group (PJC) Inc. dated April 26, 2017, for the year ended March 4, 2017.

3.6*	The audited consolidated financial statements of The Jean Coutu Group (PJC) Inc. for the fiscal years ended March 4, 2017 and February 27, 2016, and related notes, together with the independent auditor’s report thereon, and the management’s discussion and analysis in connection therewith.

3.7*	The annual information form of Metro Inc. for the fiscal year ended September 24, 2016 dated December 9, 2016.

3.8*	The audited annual consolidated financial statements of Metro Inc., together with the notes thereto and the auditor’s report thereon, for the years ended on September 24, 2016 and September 26, 2015.

3.9*	The management’s discussion and analysis of Metro Inc. for the year ended September 24, 2016.

3.10*	Unaudited interim condensed consolidated financial statements of Metro Inc. as at and for the 16-week and 40-week periods ended July 1, 2017 and July 2, 2016, together with the notes thereto and management’s discussion and analysis in respect thereof.

3.11	The material change reports of Metro dated October 6, 2017 and October 18, 2017 (filed with the Securities and Exchange Commission on October 10, 2017, primary filing number 333-120787, and October 19, 2017, primary filing number 333-120787, respectively).

3.12*	The management proxy circular of Metro Inc. attached to the notice of annual general meeting of shareholders dated December 9, 2016, prepared in connection with Metro Inc.’s annual general meeting of shareholders held on January 24, 2017.

3.13*	The unaudited pro forma condensed consolidated financial statements of Metro that give effect to the Amalgamation (included as Appendix G to the Information Circular included in Part I of this registration statement).

3.14**	Interim Report of Metro Inc. for the 13-week period ended September 30, 2017 containing unaudited interim condensed consolidated financial statements of the Registrant as at and for the 13-week and 12-week periods ended September 30, 2017 and September 24, 2016, together with the notes thereto and management’s discussion and analysis in respect thereof.

3.15***	The management proxy circular of Metro Inc. attached to the notice of 2018 annual general meeting of shareholders dated December 11, 2017, prepared in connection with Metro Inc.’s annual general meeting of shareholders to be held on January 30, 2018.

3.16***	The Annual Report for Metro Inc. filed with securities commissions or similar authorities in Canada on December 15, 2017, containing, amongst other things the management’s discussion and analysis of Metro Inc. for the year ended September 30, 2017 and the audited annual consolidated financial statements of Metro Inc., together with the notes thereto and the auditor’s report thereon, for the years ended on September 30, 2017 and September 24, 2016.

3.17***	The Annual Information Form of Metro Inc. dated December 11, 2017 for the year ended September 30, 2017.

4.1*	Consent of Ernst and Young.

4.2*	Consent of Deloitte LLP.

4.3*	Consent of National Bank Financial Inc.

4.4*	Consent of TD Securities Inc.

4.5*	Consent of Stikeman Elliott LLP

5.1*	Powers of Attorney (included on the signature page of this registration statement).

*	Previously filed with the Registrant’s Form F-8 (Commission File No. 333-221208) filed with the Commission on October 30, 2017.
**	Previously filed with the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form F-8 (Commission File No. 333-221208) filed with the SEC on November 27, 2017.
***	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada, on December 18, 2017.

METRO INC.

By:	/s/ Simon Rivet
Simon Rivet
Vice-President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ *
Eric R. La Flèche	President and Chief Executive Officer, Director	December 18, 2017

/s/ *
François Thibault	Executive Vice-President and Chief Financial Officer	December 18, 2017

/s/ *
Mireille Desjaralais	Vice-President, Corporate Controller	December 18, 2017

/s/ *
Réal Raymond	Director, Chair of the Board	December 18, 2017

/s/ *
Maryse Bertrand	Director	December 18, 2017

/s/ *
Stephanie Coyles	Director	December 18, 2017

/s/ *
Marc DeSerres	Director	December 18, 2017

/s/ *
Claude Dussault	Director	December 18, 2017

/s/ *
Russell Goodman	Director	December 18, 2017

/s/ *
Christian W.E. Haub	Director	December 18, 2017

/s/ *
Michel Labonté	Director	December 18, 2017

/s/ *
Christine Magee	Director	December 18, 2017

/s/ *
Marie-José Nadeau	Director	December 18, 2017

/s/ *
Line Rivard	Director	December 18, 2017

*By:	/s/ Simon Rivet
Name:	Simon Rivet Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this Post-Effective Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of METRO Inc. in the United States, on December 18, 2017.

Puglisi & Associates

By:	/s/ Donald J. Puglisis
Name: Donald J. Puglisis
Title: Managing Director